東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

07027121

RECEIVED
2007 OCT 15 P 4:39

File No. 82-34816
September 28, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Organizational and Personnel Changes (Dated July 27, 2007)
- Notice of Basic Agreement on Transfer of Shares of Sega Music Networks Co., Ltd. (Dated July 27, 2007)

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation) **File No. 82-34816**

July 27, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Organizational and Personnel Changes

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company") will make organizational and personnel changes as of August 1, 2007, as described below:

Description

1. Organizational change (as of August 1, 2007)

The Company will abolish the Corporate Planning Division, President Office and Administration Division and newly establish a "Group Representative Office", "Group Communication Office", "Administration Department" and "Corporate Governance Committee (Secretariat)".

2. Personnel change (as of August 1, 2007)

New Title	Name	Former Title
Senior Executive Officer, General Manager of Administration Division; Director and General Manager of President Office of Sammy Corporation	Hideo Yoshizawa	Director, General Manager of President Office of Sammy Corporation
Senior Executive Officer in charge of policies and public relations; Director, General Manager of Office of the Chairman and the President of SEGA CORPORATION	Koichi Fukazawa	Executive Officer and Division Manager of Corporate Planning Division; Director, General Manager of Office of the Chairman and the President of SEGA CORPORATION

New Title	Name	Former Title
Executive Officer and General Manager of Group Communication Office	Michael Masakimi Hotta	Executive Officer and General Manager of President Office
Executive Officer in charge of Corporate Governance Committee	Tetsushi Ikeda	Executive Officer and Deputy Division Manager of Administration Division
Executive Officer and General Manager of Group Representative Office	Takatoshi Akiba	Deputy Division Manager of Corporate Planning Division
Director and Division Manager of Corporate Group Div. of SEGA CORPORATION	Akira Sugano	Executive Officer and Division Manager of Administration Division; Director and Division Manager of Corporate Group Div. of SEGA CORPORATION

- END -

(Translation) File No. 82-34816

July 27, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Basic Agreement on Transfer of Shares of Sega Music Networks Co., Ltd.

It is hereby notified that SEGA CORPORATION (Head office: Tokyo, President/Representative Director/CEO/COO: Hajime Satomi; hereinafter the "SEGA"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), and BMB Corporation (Head office: Tokyo, President and Representative Director: Shoji Kamo; hereinafter the "BMB") entered into a basic agreement that BMB would acquire by transfer from SEGA all shares of Sega Music Networks Co., Ltd., a subsidiary of SEGA engaging in online karaoke business for professional use, pursuant to their respective resolutions therefor adopted at the meetings of the boards of directors of SEGA and BMB held today.

For further details, please see the press release by SEGA and BMB.

The transaction will have no significant impact on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

<Attached document: Press Release by SEGA and BMB
"Notice of Basic Agreement on Transfer of Shares of Sega Music Networks Co., Ltd.">

- END -

BMB USEN GROUP

SEGA®

- NEWS RELEASE -

(Translation)

July 27, 2007

BMB Corporation
SEGA CORPORATION

Notice of Basic Agreement for Transfer of Shares of Sega Music Networks Co., Ltd.

It is hereby notified that BMB Corporation (Head office: Tokyo, President and Representative Director: Shoji Kamo; hereinafter the "BMB") and SEGA CORPORATION (Head office: Tokyo, President/Representative Director/CEO/COO: Hajime Satomi; hereinafter the "SEGA") entered into a basic agreement that BMB would acquire by transfer from SEGA all shares of Sega Music Networks Co., Ltd. ("SMN"), a subsidiary of SEGA engaging in online karaoke business for professional use, pursuant to their respective resolutions therefor adopted at the meetings of the Boards of Directors of BMB and SEGA held today.

BMB and SEGA will continue negotiations based on the basic agreement and plan to enter into an agreement on the transfer of the shares and to complete the transaction by the end of August 2007.

1. Reasons for the transfer of shares:

SMN engages in the manufacture, sale and delivery of online karaoke "Prologue21" and "CANDOONE" among others. The acquisition of the shares of SMN will enable BMB to integrate those delivery systems of SMN to increase its share in the industry. BMB also intends to develop new karaoke applications and services for professional use by integrating SMN's entertainment-oriented development capabilities to provide new amusement for users, whereby boosting the industry.

On the other hand, SEGA, with the aim of realizing a sustained growth of the SEGA SAMMY Group, is undergoing a fundamental review of its entire business, including amusement equipment business, amusement facilities business and consumer business to reform its business structure and drastically strengthen its earnings structure. By the transfer of the shares of SMN, SEGA intends to materialize a higher asset efficiency, operating margin and growth rate of sales by allocating management resources by priority to its core business in which SEGA can utilize its core competence, or "development capabilities", through "selection and concentration".

Thus, in accord with each other's intent, BMB and SEGA have entered into the basic agreement.

2. Outline of the company to be transferred:

Trade name:	SEGA Music Networks Co., Ltd.
Representative:	Osamu Kaji
Location of head office:	Toho Building, 1-18, Higashi-Kojiya 2-chome, Ota-ku, Tokyo
Establishment:	October 13, 1994
Business:	Planning, development, manufacture, sale and lease of online karaoke equipment and software
Settlement of accounts:	March 31of each year
Number of employees:	44 (as of March 31, 2007)
Capital:	¥ 400,000,000 (SEGA: 100%)
Total number of issued shares:	8,000 shares

Operating results:

(million yen)

	Year ended March 31, 2006	Year ended March 31, 2007
Net sales	428	423
Ordinary income	(1,279)	(1,454)
Net income	(1,263)	(1,729)
Total assets	1,205	323
Net assets	922	(815)

3. Outline of the parties to the transfer:

(1) Transferor:

Trade name:	SEGA CORPORATION
Representative:	Hajime Satomi
Location of head office:	2-12, Haneda 1-chome, Ota-ku, Tokyo
Business:	Planning, development, manufacture and sale of amusement equipment, development and operations of amusement facilities, and development and sale of game software

(2) Transferee:

Trade name:	BMB Corporation
Representative:	Shoji Kamo
Location of head office:	7-1, Akasaka 9-chome, Minato-ku, Tokyo
Business:	Planning, development, manufacture, sale and lease of online karaoke equipment and software

Relationship of the parties: No personal or capital relationship exists.

4. Transfer price and the method of settlement:

The transfer price is planned to total ¥200 million. Together with the method of settlement, it will be determined in the share transfer agreement scheduled to be concluded on August 31, 2007. The transfer price has been calculated based on the net asset value of SMN and otherwise.

5. Number of shares to be transferred and the numbers of shares held before and after the transfer:

(1)	Number of shares before the transfer:	8,000 shares	(Shareholding ratio: SEGA: 100% BMB: 0%)
(2)	Number of shares to be transferred:	8,000 shares	
(3)	Number of shares after the transfer:	8,000 shares	(Shareholding ratio: SEGA: 0% BMB: 100%)

6. Schedule:

August 31, 2007:	Conclusion of the share transfer agreement
September 1, 2007:	Delivery of the share certificates

7. Effect on operating results:

SMN will become a consolidated subsidiary of BMB as from the next fiscal year. Hence, the transaction will have no effect on the operating results for the current fiscal year. It will have no significant effect on the operating results for the next fiscal year.

- Media relations -

BMB Corporation, Administration Division		SEGA CORPORATION, Corporate Communications Dept.	
Persons in charge:	Nakajima and Watanabe	Persons in charge:	Sugiyama and Sakaguchi
TEL:	03-6820-1000	TEL:	03-5736-7037
FAX:	03-5785-8751	FAX:	03-5736-7059
URL:	http://www.bmb.co.jp	URL:	http://sega.jp/

END